                            [BUTZEL LONG LETTERHEAD]



VIA FACSIMILE AT (202) 772-9203 AND EDGAR

United States Securities and Exchange Commission
Office of Mergers and Acquisitions,
Division of Corporation Finance
100 F Street, N.W.
Washington D.C. 20549

         Attn:    Celeste M. Murphy, Esq.
                  Mail Stop 3628

         RE:      SPORTS RESORTS INTERNATIONAL, INC.
                  SCHEDULE TO-I FILED JANUARY 4, 2006
                  SCHEDULE 13E-3 FILED JANUARY 4, 2006
                  SEC FILE NO. 005-40279

Ladies and Gentlemen:

         The following are the responses of Sports Resorts International, Inc. (the "Company") to the comments of the Staff dated January 17, 2006. For the convenience of the Staff we have reproduced the Staff's comments. The Company's response immediately follows the reproduced comment.

General

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule I4d-l(g)(3).

RESPONSE
THE COMPANY CONFIRMS THAT THE OFFER WILL BE OPEN AT LEAST THROUGH MIDNIGHT ON THE TWENTIETH BUSINESS DAY.

2. You should make clear and unequivocal statements that all of the filing persons, including the Williamsons, considered the fairness of the Rule 13e-3 transaction to unaffiliated security holders and that they believe that the transaction is fair to unaffiliated security holders. Each filing person must provide their own analysis or, if none was performed by such filing person, expressly adopt the analysis of the hoard of directors as its own. Please see
Item 1014 of Regulation M-A and its Instructions for additional guidance.

RESPONSE
APPROPRIATE DISCLOSURE HAS BEEN ADDED THROUGHOUT THE FILING TO INDICATE THAT MR. WILLIAMSON CONSIDERED THE FAIRNESS OF THE RULE 13E-3 TRANSACTION TO UNAFFILIATED SECURITY HOLDERS AND THAT HE BELIEVES THAT THE TRANSACTION IS FAIR TO UNAFFILIATED SECURITY HOLDERS. APPROPRIATE DISCLOSURE HAS ALSO BEEN ADDED THAT DESCRIBES THE ANALYSIS CONDUCTED BY MR. WILLIAMSON IN DETERMINING THE FAIRNESS OF THE RULE 13E-3 TRANSACTION. THE REMAINING CONTINUING SHAREHOLDERS DID NOT UNDERTAKE SUCH ANALYSIS, BUT RATHER, ADOPTED THE ANALYSIS CONDUCTED BY MR. WILLIAMSON AND THE COMPANY'S BOARD OF DIRECTORS. APPROPRIATE DISCLOSURE HAS BEEN ADDED THROUGHOUT THE FILING INDICATING REGARDING THE LEVEL OF ANALYSIS CONDUCTED BY THE OTHER CONTINUING SHAREHOLDERS.


3. It appears that Mr. Williamson, and possibly the remaining Williamsons, who form the "Continuing Shareholders", as defined in your disclosure may be a bidder or bidders in this tender offer and should be added to an amended Schedule TO-I promptly. We note that Mr. Williamson, a control person, is acting together with the company and played a significant role in initiating, structuring, and negotiating the tender offer with the company. We refer you to the background of the offer disclosure. It appears that Mr. Williamson is acting together with the company and in such role, controlling the terms of the offer. We further note that through his controlling positions, both in title and equity holdings, Mr. Williamson may be viewed as the person on whose behalf the tender offer is made. For example, it is the Williamson family, the "Continuing Shareholders," as that phrase is defined in your disclosure, that will benefit from the offer and going private transaction. Please provide a detailed analysis explaining why Mr. Williamson has not been identified as a bidder or has not separately filed Schedules TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance's Current Issues Outline, dated November 14, 2000, available on our website at www.sec.gov. In this regard, please also note that the definition of bidder in Rule I4d-l(g)(2) includes any person "on whose behalf a tender offer is made..." In your analysis, please identify the Williamson, "children," how each person holds the securities of the company and a break down of the number and percentage of securities held by each person. Further, identify any positions of employment or on the board at the company, and any role in the tender offer, relying on the Current Issues Outline referenced above.

RESPONSE
THE COMPANY HAS REVIEWED THE FACTORS LISTED IN THE NOVEMBER 14, CURRENT ISSUES OUTLINE PREPARED BY THE DIVISION OF CORPORATION FINANCE REGARDING THE IDENTIFICATION OF THE "BIDDER" AND SUPPLEMENTALLY ADVISES THE STAFF THAT IT DOES NOT BELIEVE THAT MR. WILLIAMSON AND THE CONTINUING SHAREHOLDERS SHOULD BE CONSIDERED A "BIDDER" FOR THE PURPOSES OF THE OFFER.

THE COMPANY ARRIVED AT THIS DETERMINATION BY CONSIDERING THE FOLLOWING:

I). MR. WILLIAMSON AND THE CONTINUING SHAREHOLDERS DID NOT PLAY A SIGNIFICANT ROLE INITIATING OR STRUCTURING THE OFFER. RATHER, THE IDEA TO INITIATE THE OFFER WAS MADE BY THE BOARD DUE TO THE BOARD'S CONCERN REGARDING THE PENDING DELISTING FROM THE NASDAQ SMALL

CAP MARKET AND THE RESULTING LACK OF LIQUIDITY FOR SHAREHOLDERS. FURTHER, MR. WILLIAMSON DID NOT PROPOSE THE STRUCTURE OF THE OFFER, HOWEVER, HE DID INDICATE THAT THERE WAS AN OFFER PRICE AT WHICH HE COULD NOT SUPPORT A REPURCHASE OF OUTSTANDING SHARES.

II). MR. WILLIAMSON IS NOT ACTING TOGETHER WITH THE COMPANY WITH REGARD TO THE OFFER HE RECUSED HIMSELF FROM ALL DISCUSSIONS CONCERNING THE OFFER AND HAS MADE A DECISION NOT TO TENDER HIS SHARES IN THE OFFER. THE STAFF SHOULD NOTE THAT THE COMPANY WOULD NOT HAVE SUFFICIENT CASH OR CREDIT AVAILABILITY TO REPURCHASE ALL OF ITS OUTSTANDING SHARES.

III). MR. WILLIAMSON DID NOT CONTROL THE TERMS OF THE OFFER, RATHER THE TERMS WERE DETERMINED BY THE INDEPENDENT MEMBERS OF THE BOARD. MR. WILLIAMSON HAS DETERMINED THAT HE WOULD NOT TENDER HIS SHARES IN THE OFFER BECAUSE THE COMPANY DOES NOT HAVE THE FINANCIAL CAPACITY TO PURCHASE HIS SHARES AND BECAUSE HE DOES NOT WANT TO INCUR THE SIGNIFICANT TAX CONSEQUENCES OF TENDERING HIS SHARES.

IV). MR. WILLIAMSON HAS NOT PROVIDED ANY FINANCING TO THE COMPANY TO COMPLETE THE OFFER. THE COMPANY IS FINANCING THE OFFER FROM EXISTING CORPORATE FUNDS AND HAS NOT HAD TO ARRANGE ANY FINANCING.

V). MR. WILLIAMSON AND THE CONTINUING SHAREHOLDERS OWN APPROXIMATELY 98% OF THE COMPANY'S OUTSTANDING COMMON STOCK AND HAS OWN SUCH A CONTROLLING INTEREST FOR A NUMBER OF YEARS. THEIR PERCENTAGE OF OWNERSHIP HAS BEEN PROMINENTLY AND CONSISTENTLY DISCLOSED IN VARIOUS DISCLOSURE DOCUMENTS PROVIDED TO SHAREHOLDERS. DESPITE THE CONCENTRATED OWNERSHIP BY MR. WILLIAMSON, THE BOARD OF DIRECTORS IS COMPRISED OF NON-EMPLOYEE DIRECTORS WITH MR. WILLIAMSON HIMSELF BEING THE ONLY EMPLOYEE OF THE COMPANY.

IN SUMMARY, THE COMPANY DOES NOT BELIEVE THAT MR. WILLIAMSON SHOULD BE REQUIRED TO BE NAMED AS A BIDDER BECAUSE HIS ROLE IN THE TENDER OFFER WAS RELATIVELY MINIMAL AND THE RESULT OF A SUCCESSFUL TENDER OFFER WILL MINIMALLY IMPACT HIS OWNERSHIP OR ABILITY TO CONTROL THE OPERATIONS OF THE COMPANY.

4. Please provide us with your analysis as to why the Williamson "children" who currently own shares of the company are not engaged in this going private transaction. In the alternative, add those persons as filers on the Schedule 13E-3 and consider whether they are also bidders in the tender offer. For guidance, see "Schedule 13E-3 Filing Obligations of Issuers or Affiliates Engaged in a Going-Private Transaction" in Section II.D.3 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects" Outline (November
2000), available on our web site at www.sec.gov. In your analysis please address all of the factors identified in this Current Issues guidance, including, but not limited to, future employment and equity participation in the surviving company of each Williamson "child."

RESPONSE
LISA ALEXANDER, THE STEP DAUGHTER OF MR. WILLIAMSON, HAS BEEN ADDED AS A FILER ON THE SCHEDULE 13E-3. DISCLOSURE HAS ALSO BEEN REVISED TO PROVIDE THAT THE CONTINUING SHAREHOLDERS INCLUDE MR. WILLIAMSON'S STEP CHILD. SUPPLEMENTALLY, THE COMPANY ADVISES THE STAFF THAT MS. ALEXANDER IS APPROXIMATELY 45 YEARS OLD AND LIVES INDEPENDENTLY OF MR. AND MRS. WILLIAMSON. SHE DOES NOT CURRENTLY HAVE, NOR IS IT

CONTEMPLATED THAT SHE WILL HAVE, ANY EMPLOYMENT RELATIONSHIP WITH THE COMPANY. IT IS CONTEMPLATED THAT SHE WILL CONTINUE TO MAINTAIN HER EXISTING EQUITY OWNERSHIP AFTER THE OFFER IS CONCLUDED. THE COMPANY FURTHER ADVISES THE STAFF THAT MS. ALEXANDER OWNS 867,786 SHARES OF COMMON STOCK WHICH IS LESS THAN 2% OF THE OUTSTANDING SHARES AND THAT SHE HAS PLAYED NO PART IN THE STRUCTURING, NEGOTIATING OR FINANCING OF THE OFFER AND THEREFORE THE COMPANY BELIEVES THAT SHE SHOULD NOT BE CONSIDERED TO BE A "BIDDER".

5. Please see our comment regarding the Williamsons as bidders in the tender offer. We note that you will follow this tender offer by a "squeeze out" merger of remaining unaffiliated shareholders. Given the existing affiliation between the "bidders and the company before the Offer, you may not rely on the Rule 13e-3(g)(l) exception for the second-step transaction- Discuss in your response letter how you will comply with the timing, dissemination and disclosure requirements of Rule 13e-3 and Schedule 13E-3 as to the second-step merger transaction. Alternatively, revise the offer to purchase to address both the fairness of the offer and the subsequent second-step merger transaction. For example, the "Fairness of the Transaction" section addresses only the fairness of the offer. Please be sure to address both substantive and procedural fairness as required by Item 1014 of Regulation M-A,

RESPONSE
THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE COMPANY IS MERELY CONTEMPLATING A SECOND STEP MERGER, THE TENDER OFFER IS DIRECTED TO ALL SHAREHOLDERS AND THE COMPANY IS HOPEFUL THAT ALL WILL TENDER MAKING A "SQUEEZE OUT" MERGER UNNECESSARY. DISCLOSURE, HAS BEEN ADDED THAT CLARIFIES THAT THE COMPANY, THE BOARD AND THE BIDDERS BELIEVE THAT $1.00 PER SHARE WHETHER RECEIVED AS A RESULT OF TENDERING IN THE OFFER OR AS PART OF A "SQUEEZE OUT" MERGER IS FAIR TO UNAFFILIATED SHAREHOLDERS.

6. Amend the Schedule TO to check the box that the schedule constitutes an amendment to Schedule 13D under Rule 13d-2. Alternatively, please file an amended Schedule 13D for the Continuing Shareholders.

RESPONSE
THE APPROPRIATE BOX HAS BEEN CHECKED TO INDICATE THAT THE SCHEDULE TO IS INTENDED TO CONSTITUTE AN AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

7. It appears that Mr. Donald J. Williamson and Ms. Patsy Williamson, constituting part of the Continuing Shareholders, last filed an amendment to the
Schedule 13D on January 16, 1996 with respect to the common stock. Please tell us why these holders, holding 98% of the securities of the company, did not file an amendment to the Schedule 13D when the Schedule TO-I to acquire the remaining shares was filed on September 16, 2005. We may have additional comments.

RESPONSE
AMENDMENTS TO THE SCHEDULE 13D OF MR. WILLIAMSON AND MS. WILLIAMSON WERE NOT FILED BECAUSE IT WAS DETERMINED THAT AS A RESULT OF THE TRANSACTIONS CONTEMPLATED BY THE SCHEDULE T-O FILED ON SEPTEMBER 16, 2005, MR. AND MRS. WILLIAMSON DID NOT INTEND TO ACQUIRE OR DISPOSE OF ANY EQUITY SECURITIES OF THE COMPANY. FURTHER, IT WAS THE COMPANY'S ENTIRE BOARD OF DIRECTORS, AS PART OF ITS

ANALYSIS OF THE INCREASING COST OF BEING A PUBLIC COMPANY, ALONG WITH THE PENDING DELISTING FROM THE NASDAQ SMALL CAP MARKET THAT CAUSED THE COMPANY TO CONSIDER ITS STRATEGIC ALTERNATIVES AND PROPOSE THE OFFER. IN ADDITION, MR. WILLIAMSON HAS ALWAYS HELD APPROXIMATELY 98% OF THE COMPANY'S EQUITY SECURITIES AND HAS BEEN AN OFFICER OF THE COMPANY AND A MEMBER OF ITS BOARD OF DIRECTORS. HE HAS ALWAYS BEEN ABLE TO EFFECT A CHANGE OR INFLUENCE THE CONTROL OF THE COMPANY. THIS ABILITY TO CHANGE OR INFLUENCE THE CONTROL OF THE COMPANY HAS CONSTANTLY BEEN DISCLOSED IN THE RISK FACTOR SECTION OF THE COMPANY'S PERIODIC REPORTS.

8. We note that your disclosure indicates that the Williamson "children" are Continuing Shareholders and security holders. Please tell us at what date the Williamson children became beneficial holders and how each person fulfilled his or her beneficial ownership reporting obligation, if any, under Rule 13d-l.

RESPONSE
THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT MS. ALEXANDER ACQUIRED HER SHARES IN OPEN MARKET PURCHASES. AS PROVIDED ABOVE, MS. ALEXANDER IS AN ADULT LIVING INDEPENDENT FROM MR. AND MRS. WILLIAMSON AND AT ALL TIMES OWNED LESS THAN 5% OF THE OUTSTANDING COMMON STOCK OF THE COMPANY.


Financial Statements

9. We note that the financial statements contained in the company's annual report on Form 10-K for the year ended December 31, 2004 is incorporated herein by reference. Further, the company's unaudited consolidated financial statements for the nine month periods ended September 30, 2005 and September 30, 2004, are included in the company's quarterly report on Form 10-Q for the period ended September 30, 2005 and are also incorporated herein by reference. Please amend the financial statement section to clearly identify the matter incorporated by page, paragraph, caption or otherwise. See instruction 3 to Item 13 of Schedule 13E-3.

RESPONSE

The company intends to add the following additional disclosure in the financial information presented:

                                    Form 10Q                                       Form 10K
                   -----------------------------------------         ------------------------------------
                                      Nine Months Ended                                 Years Ended
                                      September 30,                                     December 31,
                              Page    ----------------                         Page     -----------------
                            Reference         2005(1)         2004           Reference    2004               2003(2)
                            --------------------------     -----------       ---------  ---------        ------------
                               (Unaudited)                                              (Audited)

Operations:
Operating revenues             A-4        $13,807,511      $17,520,302          A-5     $20,524,756      $22,741,823

Net (loss) income (3)          A-4           (642,745)     $  (646,393)         A-5     $(1,730,941)     $ 1,189,415
Basic and diluted (loss)
earnings per common share      A-5        $     (0.01)     $     (0.01)         A-6     $     (0.04)     $      0.02

Ratio of earnings to fixed
   charges (4)                                     --               --                           --               --

Financial Condition:
Current assets                 A-2        $ 9,449,511      $ 9,281,859          A-3     $ 8,210,821      $ 5,100,585
Current liabilities            A-3        $ 1,704,827      $ 1,879,411          A-4     $ 1,559,746      $ 1,959,873
Total assets                   A-2        $19,586,751      $21,726,016          A-3     $20,267,205      $22,497,608
Long-term debt                 A-3        $   390,238      $   627,626          A-4     $   573,028      $   791,194
Net book value per share                  $       .36      $       .40                  $       .37      $       .41

-----------
(1) Net loss for the nine months ended September 30, 2005 includes an impairment charge on long-lived assets of $638,912.
(2)  Net income for 2003 includes an income tax benefit of $1,408,457.
(3)  Net (loss) income consists solely of continuing operations.
(4) (Loss) income before income taxes is not sufficient to cover fixed charges comprised of interest expense of $40,697 and $51,322 for the nine months ended September 30, 2005 and 2004, respectively and $65,100 and $93,152 for the years ended December 31, 2004 and 2003, respectively. As a result, the ratio of earnings to fixed charges has not been computed for any of these periods.





10. Although you may incorporate by reference to disclosure contained in other filings with the SEC, you must provide the summary financial information required by Item 1010(c) of Regulation M-A in the disclosure document disseminated to shareholders in connection with this going private transaction. Please see Instruction 1 to Item 13 of Schedule 13E-3, Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I..H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please amend your summary information to include all the information required, including, but not limited to the income per common share, the net income per common share and the ratio of earnings to fixed charges. See Item 1010(c)(2),
(3), and (4), respectively.

RESPONSE

SEE THE REVISED INFORMATION PRESENTED IN RESPONSE TO ITEM 9 ABOVE.

Offer to Purchase - General

11. Where a transaction will impact different subsets of shareholders differently, the fairness determination required by Item 1014(a) must be made as to each group separately. See Q&A No. 19 in Exchange Act Release No. 177l9 (April 13,1981). Revise the disclosure throughout this information statement to separately address fairness to those shareholders being cashed out and fairness to those who will remain as shareholders in a private company. We note that pursuant to the anticipated second-step merger transaction, remaining shareholders, other than the Continuing Shareholders, will be cashed out.

RESPONSE

THE COMPANY HAS PROVIDED ADDITIONAL DISCLOSURE THROUGHOUT THE INFORMATION STATEMENT TO CLARIFY THE FAIRNESS OF THE OFFER AND A POTENTIAL SECOND-STEP MERGER TRANSACTION TO ALL SHAREHOLDERS. WE NOTE THE COMPANY'S PRIOR DISCLOSURE THAT THE OFFER WAS DETERMINED BY THE BOARD TO BE FAIR TO UNAFFILIATED SHAREHOLDERS INCLUDING THOSE THAT MAY BE CASHED OUT PURSUANT TO A SECOND-STEP MERGER TRANSACTION.


Summary Term Sheet page 1

12. Please add a "question and answer" addressing the fact that shareholders who exercise dissenters' rights under Michigan law will receive a judicially determined fair value for their shares, which value could be more or less than the price per share to be paid in the merger and refer to the more detailed section on dissenters rights. Please add the same disclosure where you address "the only difference" between tendering shares now and waiting for the transaction, if it should, happen, as receiving the compensation now or later under the Introduction on page 4.

RESPONSE

THE COMPANY HAS ADDED A "QUESTION AND ANSWER' CLARIFYING THAT SHAREHOLDERS WHO EXERCISE DISSENTERS' RIGHTS UNDER MICHIGAN LAW COULD RECEIVE A JUDICIALLY DETERMINED VALUE FOR THEIR SHARES WHICH COULD BE MORE OR LESS THAN THE PRICE PER SHARE TO BE PAID IN THE MERGER. THE COMPANY HAS ALSO PROVIDED A CROSS-REFERENCE TO THE MORE DETAILED DISCUSSION OF DISSENTERS' RIGHTS AND PROVIDED ADDITIONAL DISCLOSURE ON PAGE 4.

Introduction, page 4

13. Please amend your disclosure on your intent to delist the shares from the trading on the Nasdaq small cap market to disclose the receipt of the Nasdaq delisting notice as described in your Form 8-K of January 10, 2006.

RESPONSE

THE COMPANY HAS REVISED THE DISCLOSURE THROUGHOUT THE DOCUMENT REGARDING ITS DELISTING FROM THE NASDAQ SMALL CAP MARKET.

14. Disclose why the completion of the second-step transaction in the form of a short-form merger is dependent upon the percentage of shares owned by the continuing shareholders following the merger. It appears that since the continuing shareholders own 90% or more of the shares that remain outstanding now a short-form merger may be effected, without a vote of the company's security holders. Please reconcile this disclosure with that found on page 7. Describe the requirements to effect a short-form merger under Michigan law and state that the Continuing Shareholders currently meet them, if true, or how they plan to meet them. Further, confirm that there are no more current plans of the continuing shareholders in this respect, i.e., if true, state that the Continuing Shareholders now know that they will effect a short-form merger. Disclose what factors would affect the decision of the Continuing Shareholders to effect the second-step transaction and specifically, a short-form merger.

RESPONSE

THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE COMPANY MAY ELECT TO COMPLETE A SHORT-FORM MERGER TRANSACTION BASED ON THE NUMBER OF SHAREHOLDERS THAT REMAIN AFTER THE TERMINATION OF THE OFFER. IN THE EVENT THAT ONLY A FEW NON-CONTINUING SHAREHOLDERS REMAIN THE COMPANY MAY ELECT NOT TO EFFECT THE SHORT-FORM MERGER. FOR EXAMPLE, MANY OF THE COMPANY'S SHAREHOLDERS HOLD SMALL POSITIONS AND HAVE NOT NOTIFIED THE COMPANY AS TO THEIR RELOCATION, OTHERS HAVE LOST THEIR SHARE CERTIFICATES, IN EITHER CASE THE COMPANY MAY NOT CHOOSE TO UNDERTAKE THE ADMINISTRATIVE BURDEN TO EFFECT THE SHORT-FORM MERGER.

15. We note your statement on page 4 that in the event of a second-step transaction "all of the Shares not purchased in the Offer would be exchanged for the same amount of cash per share that would have been received had such Shares been tendered in the Offer." Please reconcile this with your statement on page 7 that "[i]t is likely that the consideration payable to the public shareholders in the second-step transaction would be cash in an amount equal to the purchase price in the offer.

RESPONSE

THE COMPANY HAS REVISED THE DISCLOSURE ON PAGE 7 TO CORRECT THIS DRAFTING OVERSIGHT. THE DISCLOSURE HAS BEEN REVISED TO CLARIFY THAT THE CONSIDERATION TO BE PAID TO A PUBLIC SHAREHOLDER IN A SECOND-STEP TRANSACTION WILL BE IN CASH IN AN AMOUNT EQUAL TO THE PURCHASE PRICE IN THE OFFER.

Special Factors, page 6

16. Expand your disclosure to include the date of the meeting at which "Mr. Williamson approached the other members of the Board of Directors regarding a proposal to acquire all of the company's outstanding common stock from public shareholders." Describe exactly what offer was presented to the board by Mr. Williamson. For example, state whether or not Mr. Williamson provided the board with a range of offers or offers with various conditions, or alternative structures, etc. Further, identify the entirety of the factors discussed by the "other members of the Board of Directors and Mr. Williamson" regarding the "pricing of such a. transaction."

RESPONSE

THE COMPANY HAS ADDED DISCLOSURE ON PAGE 6 TO PROVIDE THE DATE OF THE MEETING AND TO CLARIFY THAT MR. WILLIAMSON INITIALLY PROPOSED THAT THE COMPANY OFFER PUBLIC SHAREHOLDERS THE CURRENT ASK PRICE AS QUOTED BY THE NASDAQ SMALL CAP MARKET ($0.57). THE COMPANY HAS ALSO ADDED DISCLOSURE THAT CLARIFIES THAT THE BOARD BELIEVED THAT A PRICE OF $1.00 PER SHARE WAS MORE APPROPRIATE AND FAIR TO NON-CONTINUING SHAREHOLDERS. FURTHER, DISCLOSURE HAS BEEN ADDED THAT STATES THAT MR. WILLIAMSON DID NOT PROVIDE A PRICE RANGE FOR THE OFFER, AND DID INSIST ON ANY PARTICULAR CONDITIONS OR PROPOSE AND ALTERNATIVE STRUCTURE.

17. Identify all of the factors considered by the board members in making the determination that "the purchase price was fair to unaffiliated shareholders based on historical financial results and current financial condition of the company." We note your reference to book value and revenues.

RESPONSE

THE COMPANY ADVISES THE STAFF THAT THE CURRENT DISCLOSURE IDENTIFIES ALL OF THE FACTORS CONSIDERED BY THE BOARD IN MAKING THE DETERMINATION THAT THE OFFER WAS FAIR TO UNAFFILIATED SHAREHOLDERS. IT SHOULD BE NOTED THAT THE CURRENT DISCLOSURE ALSO STATES THAT THE BOARD CONSIDERED A VARIETY OF BUSINESS CONDITIONS IN MAKING ITS DETERMINATION.

18. Please discuss the board's consideration of the historical market prices. For example, state whether the board considered the fact that the company shares had fiscal year 2005 highs of up to $3.98. We note the statement that the board considered that the company's stock "had settled into a trading range below $1.00." Is there something specific that happened to the company between the 2005 first quarter highs and now that made the board believe that the stock price would not rebound?

RESPONSE

THE COMPANY SUPPLENTALLY ADVISES THE STAFF THAT IT DID NOT CONSIDER HISTORICAL MARKET PRICES IN MAKING ITS FAIRNESS DETERMINATION. THE LOOMING DELISTING FROM THE NASDAQ SMALL CAP MARKET AND THE POTENTIAL FOR AN INEFFICIENT TRADING MARKET MADE HISTORICAL TRADING PRICES TO BE LARGELY IRRELEVANT TO THE BOARD. FURTHER, THE BUSINESS ISSUES CITED IN THE CURRENT DISCLOSURE INCLUDING THE INDUSTRY CONDITIONS IN THE BEDLINER BUSINESS, THE INABILITY TO SELL THE COMPANY'S RACEWAY OPERATIONS AND THE COMPANY'S INABILITY TO ACCESS THE CAPITAL MARKET ALL INDICATED TO THE BOARD THAT THE STOCK PRICE WOULD NOT REBOUND.

19. We note your discussion of the factors regarding procedural fairness. Please state that the offer is not contingent on the approval of at least a majority of the nonaffiliated shareholders. See Item 1014(b) of Regulation M-A. You currently state that the offer is not contingent on the approval of the nonaffiliated shareholders. Please make corresponding changes throughout your disclosure.

RESPONSE

DISCLOSURE HAS BEEN REVISED TO STATE THAT THE OFFER IS NOT CONTINGENT ON THE APPROVAL OF AT LEAST A MAJORITY OF THE NONAFFILIATED SHAREHOLDERS.

20. Please state whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company. See Item 101.4(e) of Regulation M-A. Please make corresponding changes throughout your disclosure in response to the comments of this Special Factors section at the Position of the Board of Directors; Fairness of the Offer section starting at page 8.

RESPONSE

THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT OTHER THAN MR. WILLIAMSON, NONE OF THE COMPANY'S DIRECTORS ARE EMPLOYEES OF THE COMPANY. CLARIFYING DISCLOSURE HAS BEEN ADDED THROUGHOUT THE DISCLOSURE.

Purposes. Alternatives. Reasons and Effects. Item 7 of Schedule 13E-3, page 7

21. Please amend your Schedule 13E-3 and corresponding disclosure document to include disclosure responsive to Item 7 of Schedule 13E-3. Please be as detailed as possible in stating the alternatives the subject company or affiliates considered to accomplish the stated purposes, briefly describing the alternatives and state the reasons for their rejection. Please note that conclusory statements are not considered sufficient disclosure in response to this section. See Instruction 1 to Item 1013 of Regulation M-A.

RESPONSE

DISCLOSURE HAS BEEN ADDED TO CLARIFY THAT THE COMPANY DID NOT CONSIDER ANY OTHER ALTERNATIVE TO THE OFFER.

22. Please state the reason for undertaking the transaction at this time. See
Item 1013(c) of Regulation M-A. For example, we note that the company has had the costs of public company reporting status for some time now.

RESPONSE

AS STATED IN THE DISCLOSURE, THE COMPANY CONSIDERED THE TRANSACTION AS A RESULT OF THE NOTICE FROM THE NASDAQ SMALL CAP MARKET THAT THE COMPANY'S COMMON STOCK WAS GOING TO BE DELISTED. AS FURTHER DISCLOSED, THE COMPANY WAS CONCERNED ABOUT THE FUTURE ILLIQUIDITY OF THE COMPANY'S COMMON STOCK. IN ADDITION, THE QUICKLY APPROACHING PENDING COSTS OF COMPLYING

WITH SECTION 404 OF THE SARBANES-OXLEY ACT WERE A CONSIDERATION.

23. Please include a description of the effects of the Rule 13e-3 transaction on the subject company, its affiliates and unaffiliated security holders, including the federal tax consequences. The disclosure must include a reasonably detailed description of both the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders. See Item 1013(d) of Regulation M- A. The benefits and detriments of the transaction must be quantified to the extent practicable. You should include disclosure on the negative consequences to the unaffiliated security holders. State whether or not the company currently has net operating losses and the amount. At minimum, it would seem that the loss of participation, in any future NOLs, would be a detriment of the transaction to such unaffiliated security holders. Such detriment should be quantified.
RESPONSE

THE COMPANY HAS ADDED DISCLOSURE REGARDING THE NOLS ON PAGE 10 AND HAS ADDED DISCLOSURE THROUGHOUT THE DOCUMENT TO CLARIFY THE DETRIMENTS TO EXISTING SHAREHOLDERS OF TENDERING THEIR SHARES. THE COMPANY NOTES IN THE EXISTING DISCLOSURE THAT THE TENDERING SHAREHOLDERS WOULD NO LONGER OWN THEIR SHARES AND THEREFORE WOULD NOT BE ABLE TO PARTICIPATE IN ANY PROFITS GOING FORWARD AND MAY HAVE TAX CONSEQUENCES AS A RESULTING OF TENDERING THEIR SHARES. THE COMPANY ALSO NOTES IN THE EXISTING DISCLOSURE THAT DEREGISTRATION WOULD SAVE THE COMPANY A SIGNIFICANT AMOUNT OF MONEY CURRENTLY SPENT TO COMPLY WITH ITS PUBLIC REPORTING OBLIGATIONS.

24. Because this statement is filed by an affiliate of the subject company, the "effects" description required by paragraph (d) of Item 1013 of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Provide the required information for each affiliate filing person individually.

RESPONSE

THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE CONTINUING SHAREHOLDERS OWN APPROXIMATELY 98% OF THE COMPANY'S OUTSTANDING COMMON STOCK. THE "EFFECT" OF THE OFFER ON THE INTERESTS OF CONTINUING SHAREHOLDERS IN THE COMPANY'S NET BOOK VALUE AND NET INCOME (LOSSES) AND IS NOT MATERIAL.

Rights of Shareholder in the Event of the Second-step Transaction, page 8

25. Please explain your statement that "[i]n the event that the Second-Step Transaction is implemented... the shareholders who have not tendered the Shares beneficially held by them may have certain rights to dissent and receive the fair value of such Shares. It appears that Michigan allows for such dissenters' rights.

RESPONSE

THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT SHAREHOLDERS MAY HAVE CERTAIN RIGHTS

TO DISSENT IN THE EVENT THEY FOLLOW THE PROCEDURES SPECIFIED IN THE MICHIGAN STATUTE WHICH IS SUMMARIZED AND ATTACHED AS AN EXHIBIT TO THE SCHEDULE TO.

26. Please provide a brief summary of the procedures to be followed by security holders desiring to exercise dissenters' rights under Michigan law. At minimum, include disclosure regarding how a security holder would preserve the right to exercise dissenters' rights during the course of this tender offer and the preliminary steps required to exercise such rights in a resulting short-form merger. You should highlight potential actions or inactions that would result in a loss of dissenters' rights.

RESPONSE

THE COMPANY DIRECTS THE STAFF'S ATTENTION TO THE EXISTING DISCLOSURE ON PAGE 8 AND THE SCHEDULES ATTACHED TO THE OFFER TO PURCHASE WHICH DESCRIBES THE PROCEDURES THAT SECURITY HOLDERS MOST FOLLOW TO EXERCISE THEIR RIGHTS TO OBTAIN A JUDICIAL DETERMINATION OF THE VALUE OF THEIR SHARES.

Position of the Board of Directors: Fairness of the Offer, page 8

27. Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c),
(d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why may be important for a shareholder seeking to understand the filing persons' and board's analysis of this transaction. Please expand to address these factors, including, but not limited to historical market prices, going concern value, and liquidation value.

THE COMPANY SUPPLEMENTALLY ADVISES THE STAFF THAT THE CURRENT DISCLOSURE REFLECTS ALL OF THE MATERIAL FACTORS CONSIDERED BY THE BOARD AND MR. WILLIAMSON IN RECOMMENDING THE OFFER TO NON AFFILIATED SHAREHOLDERS. CURRENT DISCLOSURE ALSO CLEARLY STATES THAT THE BOARD AND MR. WILLIAMSON DID NOT ANY PARTICULAR WEIGHT TO ANY FACTOR.

Interests of Certain Person in the Offer, page 9

28. Please disclose the amount of interest and principal outstanding under the February 1999 loan to the Williamsons and the company's current plans of collection.

RESPONSE

DISCLOSURE HAS BEEN ADDED ON PAGE 10 OF THE OFFER TO PURCHASE.

29. We note that the board "is aware of... actual and potential conflicts of interest and has considered them along with the other matters described [under other sections]." Please identify the conflicts of interest that exist as between the Continuing Shareholders and actions related to the company. We note the identification of "control [of] all matters requiring approval of the Company's shareholders, including the election of directors and approval of any Second-Step Transaction." Disclose the steps the board took to address such conflicts. Please identify any other area where the board considered there to be a conflict of interest and measures of precautions or steps implemented to address such conflicts.

RESPONSE

DISCLOSURE HAS BEEN ADDED ON PAGE 10 OF THE OFFER TO PURCHASE

30. If the company has net operating losses that will be available to reduce the federal and state income taxes for its continued operation, under the Continuing Shareholders, benefiting only affiliates who retain an interest in the company, prominently discuss here the plans of the Continuing Shareholders to continue the business and take advantage of such NOLs.

RESPONSE

THE COMPANY HAS ADDED DISCLOSURE ON PAGE 10 OF THE OFFER TO PURCHASE REGARDING THE NOLS AND THE POSSIBLE USE OF SUCH NOLS IN THE FUTURE BY THE COMPANY.

Certain Conditions of the Offer, page 25

31. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph of this section, the phrase "regardless of the circumstances" is not consistent with our position because it purports to allow you to assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

RESPONSE

THE DISCLOSURE HAS BEEN REVISED ON PAGE 27 TO REMOVE THE PHRASE "REGARDLESS OF CIRCUMSTANCES".

32. In the same paragraph, you state that you may waive a condition in whole or in part at any time and from time to time in your sole discretion, and in the last sentence of the paragraph, that each such right shall be deemed an ongoing right that may be asserted any time and from time to time. As you know, all conditions must be satisfied or waived prior to expiration of an offer. Please amend your disclosure accordingly.

RESPONSE

APPROPRIATE DISCLOSURE HAS ADDED ON PAGE 27 TO CLARIFY THAT ALL CONDITIONS MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION OF THE OFFER.

         Questions regarding the above responses can be addressed to the undersigned at (313) 983-7454.

Very truly yours,



Dave Braun